EXHIBIT 5

August 3, 2004

Equinix, Inc.

301 Velocity Way, Fifth Floor

Foster City, CA 94404

Re:	Equinix, Inc. Registration Statement

for 500,000 Shares of Common Stock

Ladies and Gentlemen:

I refer to your registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of 500,000 shares of Common Stock issuable in the aggregate under the 2004 Employee Stock Purchase Plan and the International Employee Stock Purchase Plan (the “Plans”). I advise you that, in my opinion, when such shares have been issued and sold pursuant to the applicable provisions of the Plans, and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company’s Common Stock.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Brandi L. Galvin
Brandi L. Galvin, Esq.
General Counsel and Assistant Secretary